                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number 001-10459
                                                                  ------------

(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended: December 31, 1999
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

------------------------------------------------------------------------------
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------


                       PART I -- REGISTRANT INFORMATION

Geneva Steel Company
------------------------------------------------------------------------------
Full Name of Registrant


------------------------------------------------------------------------------
Former Name if Applicable

10 South Geneva Road
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Vineyard, UT 84058
------------------------------------------------------------------------------
City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

See Exhibit A attached hereto and incorporated herein by this reference.


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Brian G. Lloyd                              801              532-7840
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                 See Exhibit A attached hereto and incorporated [ ] Yes [X] No herein by this reference.
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto and incorporated herein by this reference.

------------------------------------------------------------------------------
                              Geneva Steel Company
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   2/14/00                         By   /s/ Dennis L. Wanlass
     ---------------------------         -------------------------------------
                                         Dennis L. Wanlass
                                         Vice President, Treasurer and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
------------------------------------------------------------------------------





                                               (Attach Extra Sheets If Needed)

                                   EXHIBIT A
                                       TO
                    FORM 12B-25, NOTIFICATION OF LATE FILING
                                       OF
                              GENEVA STEEL COMPANY

Part III - Narrative.

        Geneva Steel Company (the "Registrant"), and its accounting and management personnel, have been focused on the process of gathering materials and preparing a proposal relating to a loan under the Emergency Steel Loan Guarantee Program for which the Registrant has applied. For the foregoing reasons, the Registrant has determined that its Quarterly Report on Form 10-Q for the quarter ended December 31, 1999 (the "Form 10-Q") cannot be completed on a timely basis without unreasonable effort or expense.

Part IV - Other Information.

        (2) (a) The Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 was due on February 14, 1999 but was not filed until March 12, 1999.

                (b) An amendment to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1998 (the "Form 10-K") was due on January 28, 1999 but was not filed until March 12, 1999.

        (3) The Registrant anticipates that the results of operations to be included in the Form 10-Q will reflect a significant change from the results of operations reported for the quarter ended December 31, 1998. The Registrant has reported a net income of $1.8 million, or $.09 per dilutive common share, for the fiscal quarter ended December 31, 1999. This compares with a net loss of $49.8 million, or a loss of $3.30 per dilutive common share (after accounting for dividends on preferred stock), for the fiscal quarter ended December 31, 1998.